<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
    December 2006
    Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated November 8, 2006.
                                                       Issued: January 31, 2007
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                    INCEPTION-  COMPOUND
                                                                                                     TO-DATE   ANNUALIZED
                1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006    RETURN     RETURN
FUND             %       %    %    %    %      %       %     %       %      %     %      %     %        %          %
-------------------------------------------------------------------------------------------------------------------------
Charter
 Campbell....    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1     30.9       6.5
                                                                  (3 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect......   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5     73.8       4.4
              (10 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter
 Graham......    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6     94.6       8.9
                                            (10 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter WCM..    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)     2.1       0.3
                                            (10 mos.)
-------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
December 2006
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of December 31, 2006 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $13.09   7.76%
                       ---------------------------------
                       Charter Aspect   $17.38   3.75%
                       ---------------------------------
                       Charter Graham   $19.46   0.89%
                       ---------------------------------
                       Charter WCM      $10.21   0.80%
                       ---------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
  I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss, and deductions for calendar year 2006 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Ave., 8th Floor, New York, NY 10017, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
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                      This page intentionally left blank.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                    [CHART]
                    Month ended           YTD ended
                 December 31, 2006     December 31, 2006
                 ------------------   ------------------
Currencies            3.77%                  2.57%
Interest Rates        3.11%                  2.89%
Stock Indices         2.85%                  6.95%
Energies             -1.56%                 -6.65%
Metals               -0.22%                  2.02%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the currency, global interest rate, and global stock index sectors. These gains were partially offset by losses incurred in the energy and metals sectors.
Within the currency sector, short positions in the Swiss franc, Japanese yen, and the Canadian dollar versus the U.S. dollar experienced gains as the value of the U.S. dollar rose against these currencies after a government report showed a drop in U.S. workers filing first-time jobless claims. Additionally, the Japanese yen and the Swiss franc fell against the U.S. dollar after speculation that the Bank of Japan and the Swiss National Bank may not increase interest rates in the near-future, while the Canadian dollar weakened against the U.S. dollar on fears that weak retail sales may negatively impact the Canadian economy. Elsewhere, long positions in the New Zealand dollar versus the U.S. dollar resulted in gains as the New Zealand dollar moved higher when manufacturing sales figures added to evidence the New Zealand economy is expanding fast enough to spur the Reserve Bank of New Zealand to raise interest rates next year.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Additional gains were experienced in the global interest rate sector from short positions in U.S. and European fixed-income futures as prices trended lower amid strength in the global equity markets. U.S. interest rate futures prices declined after data indicating strong jobs creation among private-sector employers last month and another survey showed increased confidence in the labor market. Elsewhere, German fixed-income futures prices moved lower after the European Central Bank lifted the benchmark interest rate to 3.5%, while British interest rate futures declined lower after the Bank of England indicated that further rate hikes would be possible during 2007.
Within the global stock index futures market, long positions in European, Pacific Rim, and U.S. equity index futures resulted in gains as prices advanced due to a decline in oil prices and speculation that the U.S. Federal Reserve could possibly cut interest rates in the near-future. In addition, European stock prices gained on speculation of increased merger and acquisition activity in the region, while Pacific Rim stock markets strengthened after consumer spending continued to pick up in China and Japan, Asia's two biggest economies. Within the energy markets, losses were recorded from long positions in crude oil futures as prices declined due to mild weather across the U.S. Northeast. Smaller losses were incurred from long positions in copper futures as prices dropped after industrial output unexpectedly fell in the Euro-Zone thereby creating fears of weaker future demand. Additionally, long positions in gold futures resulted in a loss due to the strength of the U.S. dollar.
MORGAN STANLEY CHARTER ASPECT L.P.
                                    [CHART]
                    Month ended           YTD ended
                 December 31, 2006     December 31, 2006
                 ------------------   ------------------
Currencies            1.89%                 -0.41%
Interest Rates       -0.95%                  3.74%
Stock Indices         1.95%                  0.39%
Energies              2.85%                 -0.36%
Metals               -0.66%                  9.15%
Agriculturals        -0.29%                  0.73%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the energy, global stock indices, and currency sectors. These gains were partially offset by losses recorded in the global interest rate, metals, and agricultural markets.
Within the energy sector, gains were experienced from short futures positions in crude oil and its related products as prices decreased due to mild winter weather across the Northeastern United States. Furthermore, natural gas prices were pressured lower by news from the U.S. Department of Energy that domestic supplies are now up 12% from a year ago.
In the global stock indices, long positions in European and Asian equity index futures resulted in gains as prices moved higher, lifted by a decline in oil prices and speculation that the U.S. Federal Reserve could possibly cut interest rates in the near future. Additionally, European stock prices gained on speculation of increased merger and acquisition activity in the region, while Pacific Rim stock markets ended the week higher as consumer spending continued to pick up in China and Japan, Asia's two biggest economies.
Within the currency sector, short positions in the Japanese yen versus the U.S. dollar and the euro resulted in gains as the value of the Japanese yen weakened after news reports indicated that the Bank of Japan will not increase interest rates in the future.
MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
These gains were partially offset by losses in the global interest rate markets from long positions in U.S., German, and Australian fixed income futures as prices moved lower due to strength in the equity markets. In addition, U.S. interest rate futures prices declined after data indicating strong jobs creation among private-sector employers last month and another survey showed increased confidence in the labor market. Elsewhere, German fixed-income futures prices declined after the European Central Bank lifted the benchmark interest rate to 3.5%, while Australian government bond prices decreased amid consistently strong economic data leading investors to conclude that the Reserve Bank of Australia may raise rates in the near-future.
Within the metals markets, losses were experienced from long positions in copper futures as prices dropped after industrial output unexpectedly fell in the Euro-Zone countries, signaling reduced demand for the metal. Furthermore, losses were recorded from long positions in silver and gold futures as prices declined due to strength in the U.S. dollar.
Smaller losses were experienced in the agricultural markets from short positions in cocoa futures as prices increased on speculation that production from the Ivory Coast was lower-than-expected. Elsewhere, long futures positions in wheat and the soybean complex recorded losses as prices moved lower after news that exports slumped and favorable weather in the southern Great Plains boosted prospects for the winter crop.
MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
                     Month ended            YTD ended
                  December 31, 2006     December 31, 2006
                 ------------------    -------------------
Currencies             1.21%                 -5.40%
Interest Rates        -3.45%                 -1.27%
Stock Indices          2.82%                 12.76%
Energies               0.61%                 -0.25%
Metals                 0.01%                  2.88%
Agriculturals         -0.17%                 -2.14%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global stock index, currency, and energy sectors. These gains were partially offset by losses recorded in the global interest rate and agricultural markets. Trading results in metals were relatively flat for the month.
In the global stock indices, long positions in European and Pacific Rim equity index futures resulted in gains as prices moved higher on weak energy prices and investor optimism about the future of the global economy. In addition, European stocks gained on increased merger and acquisition activity in the region, while Pacific Rim stock markets advanced on news that consumer spending continued to pick up in China and Japan, the region's two biggest economies. Additionally, Japanese equity markets rose to their highest level in seven months as the quarterly Tankan survey showed business sentiment in Japan hit a two-year high in December.
Within the currency sector, long positions in the New Zealand dollar versus the U.S. dollar recorded gains. The value of the New Zealand dollar moved higher as manufacturing sales figures added to evidence that the New Zealand economy is expanding fast enough to spur the Reserve Bank of New Zealand to raise interest rates next year. Elsewhere in the currency markets, short positions in the Japanese yen versus the U.S. dollar experienced gains as the value of the Yen declined when the Bank of Japan stated that it may not increase interest rates in the near-term.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Further gains were experienced in the energy sector from short positions in natural gas, heating oil, and crude oil futures as prices decreased due to mild winter weather across the Northeastern United States. Furthermore, natural gas prices were pressured lower by news from the U.S. Department of Energy that domestic supplies were up 12% from a year ago.
Within the global interest rate markets, long positions in U.S. fixed-income futures resulted in losses as prices declined after data indicating strong jobs creation among private-sector employers last month and another survey showed increased confidence in the labor market. Elsewhere in the global interest rate markets, losses were incurred from long positions in German fixed-income futures as prices moved lower after investors continued to speculate that the European Central Bank may raise interest rates again in early 2007 in order to combat inflation.
Smaller losses were experienced in the agricultural markets from short positions in cocoa futures when prices edged higher on speculation that production from the Ivory Coast was lower-than-expected. Further losses were experienced from long positions in wheat futures as prices moved lower after news that exports slumped and that favorable weather in the southern Great Plains boosted prospects for the winter crop. Lastly, short positions in cotton resulted in losses as prices moved higher due to technically-based buying. MORGAN STANLEY CHARTER WCM L.P.
                                    [CHART]
                    Month ended           YTD ended
                 December 31, 2006     December 31, 2006
                 ------------------   ------------------
Currencies            1.61%                 -7.08%
Interest Rates       -5.06%                 -4.18%
Stock Indices         3.60%                  4.69%
Energies              2.05%                  1.40%
Metals               -0.92%                  6.21%
Agriculturals        -0.24%                 -1.32%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global stock index, energy, and currency sectors. These gains were partially offset by losses recorded in the global interest rate, metals, and agricultural markets.
In global stock indices, long positions in European and Pacific Rim equity index futures resulted in gains as prices moved higher on lower energy prices and optimism about the future of the global economy. European stocks also gained on increased merger and acquisition activity in the region, while Pacific Rim stock markets advanced on news that consumer spending continued to pick up in China and Japan, the region's two biggest economies. Additionally, Japanese stock prices rose to their highest level in seven months as the quarterly Tankan survey showed business sentiment in Japan hit a two-year high in December.
Within the energy sector, gains were experienced from short futures positions in natural gas, crude oil, and its related products as prices decreased due to mild winter weather across the Northeastern United States. Furthermore, natural gas prices were pressured lower by news from the U.S. Department of Energy that domestic supplies were up 12% from a year ago.
MORGAN STANLEY CHARTER WCM L.P.
(continued)
Within the currency sector, short positions in the Japanese yen and Swiss franc versus the U.S. dollar resulted in gains as the value of the yen and franc weakened against the U.S. dollar on investor sentiment that the Swiss National Bank and Bank of Japan may not raise interest rates in the near-future. In addition, the value of the Japanese yen moved lower relative to its major rivals on news that real Gross Domestic Product in Japan was weaker-than-expected and amid concerns that the Bank of Thailand's decision to impose capital controls would have a wide-ranging effect on the currencies of the Pacific Rim region.
These gains were partially offset by losses in the global interest rate markets from long positions in U.S., German, and Australian fixed income futures as prices declined due to strength from the equity market. U.S. interest rate futures prices declined after data indicated strong jobs creation among private-sector employers last month and another survey showed increased confidence in the labor market. Elsewhere, German fixed-income futures prices moved lower after the European Central Bank lifted the benchmark interest rate to 3.5%, while Australian government bond prices decreased amid consistently strong economic data leading investors to conclude that the Reserve Bank of Australia may possibly raise rates sometime in the near-future.
Within the metals markets losses were experienced from long positions in copper, silver, and gold futures. Copper futures prices dropped after industrial output unexpectedly fell in the Euro-Zone countries, signaling reduced demand for the metal. Elsewhere, silver and gold futures prices declined due to a strengthening in the value of the U.S. dollar.
Smaller losses were experienced in the agricultural markets from short positions in cocoa and sugar futures as prices in these markets rose. Cocoa prices increased on speculation that production from the Ivory Coast was lower-than-expected and sugar prices moved higher as production jumped on rising demand for ethanol. Within the agricultural markets, short positions in wheat and soybean futures recorded losses as prices moved lower after news that exports slumped and favorable weather in the southern Great Plains boosted prospects for the winter crop.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED DECEMBER 31, 2006 (UNAUDITED)

                                     MORGAN STANLEY               MORGAN STANLEY               MORGAN STANLEY
                                 CHARTER CAMPBELL L.P.         CHARTER ASPECT L.P.           CHARTER GRAHAM L.P.
                              ---------------------------  ---------------------------  ----------------------------
                                           PERCENTAGE OF                PERCENTAGE OF                 PERCENTAGE OF
                                          DECEMBER 1, 2006             DECEMBER 1, 2006              DECEMBER 1, 2006
                                             BEGINNING                    BEGINNING                     BEGINNING
                                AMOUNT    NET ASSET VALUE    AMOUNT    NET ASSET VALUE     AMOUNT    NET ASSET VALUE
                              ----------  ---------------- ----------  ---------------- -----------  ----------------
                                  $              %             $              %              $              %
INVESTMENT INCOME
  Interest income (Note 2)     1,680,668         .44          484,328         .40         1,824,394         .43
                              ----------        ----       ----------       -----       -----------       -----
EXPENSES
  Brokerage fees (Note 2)      1,930,134         .50          607,673         .50         2,123,827         .50
  Management fees (Note 2&3)     852,475         .23          202,557         .16           707,943         .17
  Incentive fees (Note 2&3)       --             --         1,017,989         .84            --             --
                              ----------        ----       ----------       -----       -----------       -----
   Total Expenses              2,782,609         .73        1,828,219        1.50         2,831,770         .67
                              ----------        ----       ----------       -----       -----------       -----
NET INVESTMENT LOSS           (1,101,941)       (.29)      (1,343,891)      (1.10)       (1,007,376)       (.24)
                              ----------        ----       ----------       -----       -----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    24,274,613        6.29          698,637         .57       (12,626,439)      (2.97)
  Net change in unrealized     6,782,951        1.76        5,201,537        4.28        17,400,701        4.10
                              ----------        ----       ----------       -----       -----------       -----
   Total Trading Results      31,057,564        8.05        5,900,174        4.85         4,774,262        1.13
                              ----------        ----       ----------       -----       -----------       -----
NET INCOME                    29,955,623        7.76        4,556,283        3.75         3,766,886         .89
                              ==========        ====       ==========       =====       ===========       =====

                                    MORGAN STANLEY
                                   CHARTER WCM L.P.
                              --------------------------
                                          PERCENTAGE OF
                                         DECEMBER 1, 2006
                                            BEGINNING
                                AMOUNT   NET ASSET VALUE
                              ---------  ----------------
                                  $             %
INVESTMENT INCOME
  Interest income (Note 2)      171,558         .40
                              ---------       -----
EXPENSES
  Brokerage fees (Note 2)       212,164         .50
  Management fees (Note 2&3)     70,721         .16
  Incentive fees (Note 2&3)      41,912         .10
                              ---------       -----
   Total Expenses               324,797         .76
                              ---------       -----
NET INVESTMENT LOSS            (153,239)       (.36)
                              ---------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                     (782,440)      (1.84)
  Net change in unrealized    1,274,886        3.00
                              ---------       -----
   Total Trading Results        492,446        1.16
                              ---------       -----
NET INCOME                      339,207         .80
                              =========       =====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED DECEMBER 31, 2006 (UNAUDITED)

                                MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                             CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                     ------------------------------------- ------------------------------------ ----------------------------
                          UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                     --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                          $          $                         $          $                          $
Net Asset Value,
  December 1, 2006   31,787,847.260  386,026,821   12.14   7,256,359.859  121,534,515   16.75   22,017,439.483  424,765,362
Net Income                 --         29,955,623     .95         --         4,556,283     .63         --          3,766,886
Redemptions            (683,758.509)  (8,950,399)  13.09    (235,537.200)  (4,093,637)  17.38     (610,171.238) (11,873,932)
Subscriptions              --             --       13.09     121,015.798    2,103,255   17.38      170,476.633    3,317,475
                     --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
  December 31, 2006  31,104,088.751  407,032,045   13.09   7,141,838.457  124,100,416   17.38   21,577,744.878  419,975,791
                     ==============  ===========           =============  ===========           ==============  ===========

                                        MORGAN STANLEY
                                       CHARTER WCM L.P.
                     --------------------------------------------
                     PER UNIT     UNITS        AMOUNT    PER UNIT
                     -------- -------------  ----------  --------
                        $                        $          $
Net Asset Value,
  December 1, 2006    19.29   4,190,706.646  42,432,795   10.13
Net Income              .17         --          339,207     .08
Redemptions           19.46    (215,932.768) (2,204,674)  10.21
Subscriptions         19.46     366,673.056   3,743,732   10.21
                              -------------  ----------
Net Asset Value,
  December 31, 2006   19.46   4,341,446.934  44,311,060   10.21
                              =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect") (formerly Morgan Stanley Charter MSFCM L.P.), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (formerly Morgan Stanley
Charter Millburn L.P.) (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. Demeter, Morgan Stanley DW, MS & Co., MSIL, and MSCG are
wholly-owned subsidiaries of Morgan Stanley.
  Effective October 16, 2006, Demeter entered into a management agreement with Aspect Capital Limited ("Aspect") to serve as the sole trading advisor to Charter Aspect effective December 1, 2006 and commenced trading.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective October 13, 2006, Demeter entered into a management agreement with Winton Capital Management Limited ("Winton") to serve as the sole trading advisor to Charter WCM effective December 1, 2006 and commenced trading.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from
MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective May 1, 2006, Charter Campbell no longer accepts any subscriptions for Units in the Partnership.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their investment among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the
Limited Partnership Agreements) without paying additional charges.
  Effective May 1, 2006, Charter Campbell no longer accepts any exchanges of Units from any other Charter Series Fund for Units of Charter Campbell. DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
INCENTIVE FEE. Each Partnership pays a monthly incentive fee equal to 20% of trading profits.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a Trading Advisor experiences losses with respect to Net Assets as of the end of a calendar month, the Trading Advisor must recover such losses before that Trading Advisor is eligible for an incentive fee in the future.
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each Trading Advisor beginning December 1, 2006 without regard to any losses incurred by the prior Trading Advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
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